Troy Gould                                                        Troy Gould PC
                                              1801 Century Park East, Suite 1600
                                              Los Angeles, California 90067-2367
                                           Tel (310) 553-4441 Fax (310) 201-4746
                                                               www.troywould.com


                                                    File No. 2210-4


                                                                October 15, 2008

VIA FEDEX AND EDGAR

Ms. Jennifer Hardy
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:      WORLD WASTE TECHNOLOGIES, INC.
         PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
         FILED AUGUST 28, 2008
         FILE NO. 001-11476

         FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
         FILED MARCH 31 2008
         FILE NO. 001-11476

         FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008
         FILED AUGUST 15, 2008
         FILE NO. 001-11476

Dear Ms. Hardy:

         On behalf of World Waste Technologies, Inc., a California corporation ("WORLD WASTE" or the "COMPANY"), we have enclosed for filing Amendment No. 1 ("AMENDMENT NO. 1") to the above referenced Preliminary Proxy Statement on
Schedule 14A (the "PROXY STATEMENT"), that was initially filed with the Securities and Exchange Commission (the "COMMISSION") on August 28, 2008. On a supplemental basis, we have also enclosed a copy of Amendment No. 1 that has been marked to show the changes that have been made to the initial filing of the Proxy Statement.

         By its letter dated September 25, 2008, the staff of the Commission (the "STAFF") provided World Waste with comments on the Proxy Statement and on World Waste's Form 10-K and Form 10-Q. We have set forth below the responses of World Waste to the Staff's comments.

         As a preliminary matter, and to assist the Staff in its review, we note the following:

         Vertex Energy, LP is a partnership focused on the recycle/reuse of petroleum products, crudes, and used lubricants. Vertex Energy, LP, through its various partnerships, owns and operates, certain assets, liabilities and operations related to a significant customer and certain assets,

Ms. Jennifer Hardy
October 15, 2008
Page 2


liabilities and operations of the refining and marketing division of Vertex Energy LP, (the "Vertex Nevada Business"). Immediately prior to the merger, the Vertex Nevada Business will be transferred to a newly formed entity, Vertex Energy, Inc. ("Vertex Nevada"). Vertex Nevada will then merge with World Waste Technologies, Inc. The financial statements of the Vertex Nevada Business included in the Proxy Statement represent only the "carved-out" operations from Vertex Energy, LP. Accordingly, they do not include any of Vertex Energy, LP's operations which are not part of the merger. Pursuant to the terms of the merger, however, the assets being transferred to Vertex Nevada are limited to certain contracts, leases and relationships relating to the Vertex Nevada Business, and no working capital of Vertex Energy LP (whether or not such working capital was generated pursuant to the operations of the Vertex Nevada Business and regardless of whether such working capital is reflected in the Vertex Energy, LP carve-out financial statements) is being transferred to Vertex Nevada. Vertex Nevada's immediate working capital needs will be met by the funds being transferred to it by World Waste pursuant to the merger.

PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A

GENERAL

1. Please provide us with all materials prepared by Livingstone for World Waste and provided to its Board of Directors. In particular, please provide us with copies of the board books and all transcripts, summaries, and video presentations. We may have further comments based on our review of these materials.

         COMPANY RESPONSE

         Copies of all of the materials prepared by Livingstone for World Waste and provided to its Board of Directors are being supplementally provided to the Staff under separate cover on a confidential basis.

2. Please provide us with all financial projections and forecasts that were prepared by the parties or their financial advisors and exchanged with the other party to the transaction. Please note that any such material exchanged forecasts must be disclosed in your filing.

         COMPANY RESPONSE

         Copies of all financial projections and forecasts that were prepared by the parties or their financial advisors and exchanged with the other party to the transaction are being supplementally provided to the Staff under separate cover on a confidential basis. As you will see, these forecasts are limited to top-line three-year forecasts for each of Vertex Nevada's operating divisions. These forecasts, which do not include any assumptions or explanatory notes, were prepared by Vertex

Ms. Jennifer Hardy
October 15, 2008
Page 3


         Nevada's management without any input from World Waste or its advisors. Although World Waste's board of directors reviewed these forecasts, it did not rely on them in making its decision to approve the merger. In light of the foregoing, World Waste does not believe that these forecasts are material and is of the view that their disclosure could in fact be misleading.

3. Please provide your analysis of how the $4.4 million payment by World Waste to Vertex's shareholders and the $5 million payment to Vertex Nevada by World Waste affect the applicability of the exemption provided by Section 3(a)(l0) of the Securities Act of 1933.

         COMPANY RESPONSE

         World Waste does not believe that the availability of the registration exemption provided by Section 3(a)(10) of the Securities Act of 1933 should be adversely affected by either the pre-merger $4.4 million payment by World Waste to certain of Vertex Nevada's shareholders or the post-merger $5 million distribution by Vertex Merger Sub, LLC ("Merger Subsidiary") to its parent, Vertex Nevada.

         Section 3(a)(10) of the Securities Act of 1933 provides a registration exemption for "any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions . . . by any . . . governmental authority expressly authorized by law to grant such approval." Section 25142 of the California Corporate Securities Law of 1968 permits the California Commissioner of Corporations to conduct a fairness hearing and to make the finding of fairness required by
         Section 3(a)(10) of the Securities Act.

         In Staff Legal Bulletin No. 3A (CF), issued on June 18, 2008, the Staff provided its views regarding certain aspects of the Section 3(a)(10) exemption.

         In Bulletin No. 3A, the Staff stated that one of the conditions for reliance upon the Section 3(a)(10) exemption is that "the securities must be issued in exchange for securities, claims, or property interests; they cannot be offered for cash."

         The Staff also stated in Bulletin No. 3A that:

         "It is the Division's view that Section 3(a)(10) exempts transactions that are predominately exchanges and that the 'partly for cash' language is intended merely to permit flexibility in structuring those exchanges. Because this analysis necessarily would be very

Ms. Jennifer Hardy
October 15, 2008
Page 4


         fact-specific, the Division is not able to give specific guidance on the issue in this staff legal bulletin."

         $4.4 MILLION PAYMENT BY WORLD WASTE TO VERTEX NEVADA'S EXISTING SHAREHOLDERS

         Under the terms of the merger agreement, World Waste's shareholders will exchange only their World Waste preferred and common stock (and will not pay any cash) for shares of Vertex Nevada preferred and common stock. The stock-for-stock structure of the merger satisfies the requirement of Section 3(a)(10) that the issuer must exchange securities for securities (or for claims or property interests), and not for cash.

         Based upon their desire to achieve partial liquidity from their investment in Vertex Nevada, the partners of Vertex Energy, LP negotiated for a pre-merger payment of $4.4 million from World Waste as a condition to their willingness to cause Vertex Energy, LP to enter into the merger agreement. That payment will be made by World Waste, rather than by its shareholders, and the payment will be made directly to Vertex Energy LP's partners, rather than to Vertex Nevada.

         Under the factual analysis referred to in Staff Bulletin No. 3A, World Waste does not believe that the presence of a pre-merger cash payment from a merging corporation to the shareholders of the issuer adversely changes the fundamental character of the merger, which is an exchange of World Waste stock for Vertex Nevada stock in accordance with the conditions of the Section 3(a)(10) exemption.

         $5 MILLION DISTRIBUTION BY MERGER SUBSIDIARY TO VERTEX NEVADA

         A merger agreement closing condition is that World Waste must have cash and cash equivalents of at least $5 million on the merger closing date. World Waste will merge into Merger Subsidiary, which will survive as a wholly owned subsidiary of Vertex Nevada.

         After the completion of the merger, Merger Subsidiary will transfer at least $5 million to its parent, Vertex Nevada. This transfer of funds will be, in effect, a cash dividend by a subsidiary to its corporate parent and is not part of the transaction by which World Waste's shareholders will exchange their World Waste stock for Vertex stock. Therefore, the transfer of funds has no applicability to the issue of whether or not the structure of the merger satisfies the conditions of the registration exemption provided by Section 3(a)(10) of the Securities Act.

4. Please provide the information required by Part I.C of the Form S-4 for World Waste Technologies, Inc., including the financial statements of

Ms. Jennifer Hardy
October 15, 2008
Page 5


         World Waste Technologies, Inc. required by Item 17(a) of Part I.C. of the Form S-4. Please refer to Item 14(c) of Schedule 14A.

         COMPANY RESPONSE

         The information required by Part I.C of Form S-4 for World Waste, including World Waste's financial statements, has been added to the Proxy Statement.

LETTER TO SHAREHOLDERS

5. The second paragraph is confusing. Instead of focusing on the mechanics of the transaction through a merger subsidiary, please state succinctly that Vertex Nevada will acquire the company. Please provide the information in bullet format.

         COMPANY RESPONSE

         The second paragraph of the letter to shareholders has been revised.

6. At each place in the prospectus where you disclose the board's recommendation of the merger, please state that they have special interests in the transaction.

         COMPANY RESPONSE

         The requested disclosure has been made throughout the Proxy Statement.

SUMMARY OF THE PROXY STATEMENT, PAGE 6

7. Please disclose the total amount of consideration to be received in the merger.

         COMPANY RESPONSE

         The total amount of the consideration to be received in the merger has been disclosed in the Summary of the Proxy Statement.

CERTAIN CLOSING CONDITIONS MAY BE WAIVED IN WHOLE OR IN PART, PAGE 11
---------------------------------------------------------------------

8. Please clarify whether you would resolicit proxies in the event that you waive any of the conditions.

Ms. Jennifer Hardy
October 15, 2008
Page 6


         COMPANY RESPONSE

         The disclosure has been revised to clarify that WWT does not intend to re-solicit proxies in the event that any of the closing conditions are modified or waived.

9. Since you state that approval of the merger includes approval of the stated conditions, please include this as a conditional proposal in the forepart of the proxy statement and on the proxy card.

         COMPANY RESPONSE

         The requested disclosure has been made.

RISK FACTORS, PAGE 14

10. Please provide a risk factor disclosing that after the merger, common stockholders will not be able to vote for the election of directors.

         COMPANY RESPONSE

         The requested risk factor has been added.

THE MERGER, PAGE 28

GENERAL DESCRIPTION OF THE MERGER, PAGE 28

11. We note that Vertex Nevada will assume up to $1.6 million of Vertex LP's indebtedness and other of Vertex LP's specified liabilities. Please briefly describe these other liabilities and state why Vertex Nevada will assume the indebtedness and liabilities.

         COMPANY RESPONSE

         The disclosure has been revised to briefly describe the other liabilities being assumed by Vertex Nevada and to state the reasons why Vertex Nevada will assume these liabilities.

12. We note that, as a condition to the closing of the merger and prior to the completion of the merger, World Waste will deliver $4.4 million to Vertex Nevada's existing shareholders. Please identify Vertex Nevada's existing shareholders and disclose the reasons for this payment.

Ms. Jennifer Hardy
October 15, 2008
Page 7


         COMPANY RESPONSE

         The identity of Vertex Nevada's existing shareholders has been disclosed along with the reasons for the payment.

13. Please disclose how the exchange ratios for World Waste Technologies, Inc. Series A and B preferred stock into Vertex Nevada Series A preferred stock were determined. Please also disclose how the exchange ratio for World Waste Technologies, Inc. common stock into Vertex Nevada common stock was determined. Please disclose whether these ratios are consistent with the rights and ownership levels relative to the shareholders of World Waste Technologies, Inc. before the transaction. If not, please disclose why not.

         COMPANY RESPONSE

         Disclosure as to how the exchange ratios were determined, including whether the ratios are consistent with the rights and current ownership levels, has been added.

BACKGROUND OF THE MERGER, PAGE 29

14. Your discussion of the background does not appear to discuss the negotiation of the material terms of the merger agreement. Please revise to specifically explain the issues that were discussed and the actions taken, if any. Please discuss how you arrived at the merger consideration structure and the exchange ratios for the common and preferred stock, including the payment of cash to the Vertex shareholders. Please also expand on items discussed at meetings. For example, identify the potential synergies of the merger, potential benefits to each company, and the risks to achieving them.

         COMPANY RESPONSE

         Disclosure has been added to the "Background of the Merger" section.

OPINION OF THE FINANCIAL ADVISOR OF THE SPECIAL COMMITTEE OF WORLD WASTE'S BOARD OF DIRECTORS, PAGE 34


15. In the second paragraph on page 37, please identify the majority holder of World Waste's Series A Preferred Stock.

Ms. Jennifer Hardy
October 15, 2008
Page 8


         COMPANY RESPONSE

         The name of the majority holder of WWT's Series A Preferred Stock has been disclosed.

16. Please disclose that the fairness opinion was approved by Livingstone's fairness committee. SEE FINRA Rule 2290.

         COMPANY RESPONSE

         Disclosure that the fairness opinion was approved by Livingstone's fairness committee has been added.

BASIS OF FINANCIAL ANALYSIS, PAGE 37

17. It is not clear how you used the "value of World Waste" in your analysis. Please revise to explain and quantify what the value was.

         COMPANY RESPONSE

         The description of the "value of World Waste" has been revised, explained and quantified.

MERGER CONSIDERATION, PAGE 37

18.      Please define "implied merger equity value" and "enterprise value."

         COMPANY RESPONSE

         Definitions of "implied merger equity value" and "enterprise value" have been added.

FAIRNESS METHODOLOGY, PAGE 38

19. Given the limited assets and operations of Vertex Nevada, it is unclear how you determined certain of the companies listed should be included in your comparable company analysis for valuation purposes. For example, we note that the list includes Allied Waste Industries, Inc., Chevron Corp, and Exxon Mobil Corp. Please clearly disclose how it was determined which companies were comparable. For any companies which are clearly significantly larger in terms of assets and operations, you should disclose how you determined these specific companies are comparable to Vertex Nevada.

         COMPANY RESPONSE

         The disclosure has been revised to more clearly disclose how the comparable companies were determined.

Ms. Jennifer Hardy
October 15, 2008
Page 9



COMPARABLE TRANSACTION ANALYSIS, PAGE 39

20. Please discuss how Livingstone used this analysis to determine the merger was fair since the actual enterprise value is below the range yielded in the analysis.

         COMPANY RESPONSE

         The disclosure has been revised to discuss how Livingstone used the comparable transaction analysis to determine that the merger was fair.

DISCOUNTED CASH FLOW ANALYSIS, PAGE 40

21. Please disclose how you determined the discount rates utilized in the analysis.

         COMPANY RESPONSE

         Disclosure of how Livingstone determined the discount rates has been added.

22. Please discuss how Livingstone used this analysis to determine the merger was fair since the actual enterprise value is below the range yielded in the analysis.

         COMPANY RESPONSE

         The disclosure has been revised to discuss how Livingstone used the discounted cash flow analysis to determine that the merger was fair.

FEES PAYABLE TO LIVINGSTONE, PAGE 43

23. Please disclose the total amount of fees paid to date and make it clear that Livingstone will be paid an additional $200,000 when the merger closes.

         COMPANY RESPONSE

         The total fees paid to date to Livingstone has been disclosed, along with clarification that an additional $200,000, less an amount equal to the monthly retainers previously paid, will be paid to Livingstone when the merger closes.

Ms. Jennifer Hardy
October 15, 2008
Page 10



RESTRICTIONS ON THE RESALE OF VERTEX NEVADA STOCK AFTER THE MERGER, PAGE 50
---------------------------------------------------------------------------

24. In your discussion of Rule 144, please include the applicable holding periods before affiliates of Vertex Nevada may sell their shares under Rule 144. SEE Securities Act Rule 144(d).

         COMPANY RESPONSE

         The applicable holding periods before affiliates can sell their shares has been disclosed.

THE MERGER AGREEMENT, PAGE 55

TREATMENT OF WORLD WASTE OPTIONS AND WARRANTS IN THE MERGER, PAGE 56
--------------------------------------------------------------------

25. Please quantify the number of outstanding World Waste options and warrants Vertex Nevada will assume pursuant to the merger. Additionally, please disclose the identities of the Vertex Nevada shareholders who will receive options and warrants immediately prior to the merger and quantify these options and warrants.

         COMPANY RESPONSE

         Disclosure regarding these options and warrants has been added.

BUSINESS OF VERTEX NEVADA, PAGE 66

26. Please revise this disclosure so that it conforms to the requirements of Item 101 of Regulation S-K. We note that your filing currently contains some of the required disclosure. Specifically, please disclose the following:

         o The financial information about Vertex Nevada's two business segments: Black Oil and Refining and Marketing. SEE Item 101(b) of Regulation S-K.

         o The sources and availability of raw materials for both business segments. SEE Item 101(c)(1)(iii) of Regulation S-K.

         o The identity of the customer which represents a significant portion of Vertex Nevada's revenues. SEE Item 101(c)(1)(vii) of Regulation S-K.

         o The competitive conditions and the methods of competition existing in both business segments. SEE Item 101(c)(1)(x) of Regulation S-K.

Ms. Jennifer Hardy
October 15, 2008
Page 11



         o The financial information about geographic areas. SEE Item 101(d) of Regulation S-K.

                  COMPANY RESPONSE

                  The disclosure regarding the business of Vertex Nevada has been revised to conform to the requirements of Item 101 of Regulation S-K.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION, PAGE 74

27. The pro forma net income amount does not agree to the amount included on your pro forma statement of operations on page F-30. Please revise as necessary.

         COMPANY RESPONSE

         This amount has been appropriately revised.

SELECTED HISTORICAL FINANCIAL DATA OF VERTEX ENERGY, L.P., PAGE 75

28. Please provide the selected financial data for World Waste Technologies, Inc. as required by Item 17(a) of Part I.C. of the Form S-4. Please refer to Item 14(c) of Schedule 14A. Please also provide the pro forma selected financial data required by Item 3(e) of Part I.A. of the Form S-4. Refer to Instruction 1 to Item 14 of Schedule 14A.

         COMPANY RESPONSE

         The required selected financial data and pro forma information for World Waste has been added to the Proxy Statement.

Ms. Jennifer Hardy
October 15, 2008
Page 12



29. Please provide the historical, pro forma per share data, and equivalent pro forma per share data required by Item 3(f) of Part 1.A. of the Form S-4. Refer to Instruction 1 to Item 14 of Schedule 14A.

         COMPANY RESPONSE

         The required per share data has been disclosed.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-VERTEX NEVADA, PAGE 76


COMPONENTS OF REVENUES AND EXPENSES, PAGE 76

30. Please provide a description of the types of items included in the costs of revenues line item. It appears that the discussion of operating expenses is actually related to the expenses included in the cost of revenues line item. Please clarify. Your description of cost of revenues should include disclosures as to whether you include purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenues line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenues, please also disclose:

         o the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

         o that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

                  COMPANY RESPONSE

                  The disclosure regarding components of revenues and expenses has been clarified and expanded.

RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007 COMPARED TO THE FISCAL YEAR ENDED DECEMBER 31, 2006, PAGE 81

31. Please expand your discussion of the results of operations for annual periods to also provide a discussion regarding cost of revenues and corresponding gross profit amounts. Refer to Item 303(a)(3)(ii) of Regulation S-K.

         COMPANY RESPONSE

         The discussion of the results of operations has been expanded.

Ms. Jennifer Hardy
October 15, 2008
Page 13



LIQUIDITY AND CAPITAL RESOURCES, PAGE 83

32. In the first full paragraph on page 84, please disclose your available borrowings.

         COMPANY RESPONSE

         The amount of available borrowings has been disclosed.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, PAGE 88

33. Please disclose the amount of payments made to or from each party in each of the last two fiscal years for each related transaction or relationship pursuant to Item 404(a)(3) of Regulation S-K.

         COMPANY RESPONSE

         The amounts of related party payments have been disclosed.

FINANCIAL STATEMENTS

VERTEX ENERGY, L.P.

AUDITED FINANCIAL STATEMENTS

STATEMENTS OF OPERATIONS AND PARTNERS' CAPITAL, PAGE F-4

34. Your disclosures on page 78 of MD&A state that you entered into contracts intended to partially hedge your exposure to price fluctuating inventories. In 2007, you discontinued such hedging activities. These losses are reflected in other expenses. Please tell us the amounts of hedging gains or losses reflected in other expenses. Please help us understand how you determined it was appropriate to include these amounts in other expenses instead of in cost of revenues, which would appear to include all other expenses related to inventory.

         COMPANY RESPONSE

         The losses from hedging activities included in other expenses were $0, $132,674 and $347,081 for the years ended December 31, 2007, 2006 and 2005, respectively.

Ms. Jennifer Hardy
October 15, 2008
Page 14


         Note 2 to the carved-out financial statements has been revised to include an accounting policy regarding commodity contracts. Vertex Energy LP did not designate these contracts as accounting hedges. In order to qualify for fair value hedge accounting, the instrument must meet the guidelines set out in Paragraph 20 of SFAS 133. Although Vertex Energy LP met these rules, it did not meet the requirement that the derivative be used to offset risk in a hedged item, because the inventory did not meet the definition of a hedged item as specified by FAS 133 Par. 21. The hedged item must be similar in physical attributes to the underlying attributes of the derivative instrument. The heating oil and unleaded gas underlying the futures contracts are not considered to be similar to the feedstock inventory (crude oils and used lubricants) of the carved-out entity; therefore, the inventory is not an eligible hedged item in relation to the futures contracts, and cannot qualify for fair value hedge accounting.

         Additionally, the derivatives do not qualify as cash flow hedges because Vertex Energy LP did not specify in detail the future transactions and related details of the cash flow transactions that it was attempting to hedge.

         Due to the short-term nature of the commodity contracts which was less than three months, the amounts held at December 31, 2006 and 2005 of $22,000 and $62,000 were not considered material and were classified as cash and cash equivalents. The corresponding gains and losses were recorded as other income (expense) because the commodity contracts were not considered part of inventory or recurring operations.

35. Please clearly disclose the line item(s) that depreciation and amortization are included in and the related amounts for each period presented. If an allocation to cost of revenues has not been made, we remind you that it is generally not appropriate to present gross profit and that you should revise your description of the cost of revenues line item. Refer to SAB Topic 11:B. Please also provide the disclosures required by paragraph 5 of APB Opinion No. 12.

         COMPANY RESPONSE

         Vertex Nevada's business strategy includes leasing all relevant operating equipment and outsourcing for other services. Consequently, Vertex Nevada's "carve-out" financial statements do not include any depreciable assets and do not reflect any depreciation or amortization expense for any of the years ended December 31, 2007, 2006 or 2005. All historical costs of providing services were reported in cost of revenues.

Ms. Jennifer Hardy
October 15, 2008
Page 15



NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION AND NATURE OF OPERATIONS, PAGE F-6
----------------------------------------------------------------

36. Please disclose how you determined it was appropriate to provide carve-out financial statements instead of complete financial statements for Vertex Energy, L.P. If you continue to believe the complete financial statements of Vertex Energy, L.P. should not be provided in the filing, please provide them to us on a supplemental basis. Please clearly indicate which assets and liabilities have not been included in the carve-out financial statements. For any assets and liabilities which are not included in the carve-out financial statements, please tell us how you determined this was appropriate. In a similar manner, you should explain why you have excluded any revenues or expense amounts from the carve-out financial statements.

         COMPANY RESPONSE

         Per SEC staff training manual 1.A. 3.b.1 of Topic 2, acquisition of selected parts of an entity may result in less than full financial statements. In review of the criteria set forth in the manual, it was noted that Vertex Nevada is not acquiring substantially all of Vertex LP's key operating assets, and that Vertex LP will retain significant operating assets which are to be operated by an entity other than Vertex Nevada. Accordingly, presentation of the carved-out financial statements was deemed to be appropriate.

         Vertex LP's consolidated financial statements as of December 31, 2007, together with an explanation of the reasons that particular items were not included in the carve-out financial statements, are set forth below:

Ms. Jennifer Hardy
October 15, 2008
Page 16



BALANCE SHEETS
                                                          VERTEX
                                                         ENERGY,                                        CARVED
                                                            LP                                            OUT
                                                       DECEMBER 31,                                  DECEMBER 31,
                                                           2007               DIFFERENCE                 2007
                                                   -------------------    --------------------     ------------------
ASSETS
Current assets
  Cash and cash equivalents                        $         346,000               (293,350)   a   $          52,650
  Accounts receivable, net                                 5,538,000             (3,896,733)   b           1,641,267
  Accounts receivable - related parties                            -                768,993                  768,993
  Inventory                                                2,331,000               (149,624)   c           2,181,376
  Prepaid expenses                                           598,000                 47,775    d
                                                                                                             645,775
  Other current assets                                       692,000               (692,000)   e
                                                   -----------------
      Total current assets                                 9,505,000                                       5,290,061
                                                   -----------------                               -----------------

Property, plant and equipment                              5,391,000             (5,391,000)   f                   -
  Less: accumulated depreciation                          (2,041,000)             2,041,000                        -
                                                   -----------------                               -----------------
    Net property, plant and equipment                      3,350,000                                               -
                                                   -----------------                               -----------------

Intangible and other assets
  Goodwill                                                 1,800,000             (1,800,000)   g                   -
  Other assets                                                14,000                (14,000)                       -
                                                   -----------------                               -----------------
                                                           1,814,000                                               -
                                                   -----------------                               -----------------

Total assets                                       $      14,669,000                               $       5,290,061
                                                   =================                               =================


LIABILITIES AND PARTNERS' CAPITAL

Current Liabilities
  Accounts payable                                 $       7,715,000             (4,794,955)   h   $       2,920,045
  Accounts payable - related parties                               -              1,089,902                1,089,902
  Other current liabilities                                  451,000               (451,000)                       -
  Line of credit                                           2,150,000             (2,150,000)                       -
  Notes payable to related parties                            34,000                (34,000)                       -
  Current maturities of long-term debt                       975,000               (975,000)                       -
  Due to partnership                                               -                      -                        -
                                                   -----------------                               -----------------
      Total current liabilities                           11,325,000                                       4,009,947

Long-term debt, less current maturities                    3,042,000             (3,042,000)   i                   -
Other contingent liabilities                                 500,000               (500,000)                       -
Minority interests                                          (422,000)               422,000                        -

PARTNERS' CAPITAL
  Partners' Capital                                          224,000              1,056,114                1,280,114
                                                   -----------------                               -----------------

TOTAL LIABILITIES AND PARTNERS' CAPITAL
                                                   $      14,669,000                               $       5,290,061
                                                   =================                               =================


STATEMENTS OF OPERATIONS

Revenues                                           $      57,019,000            (17,176,060)   j   $      39,842,940
Revenues - related parties                                         -              2,181,559                2,181,559
                                                   -----------------                               -----------------
  Total revenues                                          57,019,000                                      42,024,499

Cost of revenues                                          46,728,000             (7,903,409)              38,824,591
                                                   -----------------                               -----------------

Gross profit                                              10,291,000                                       3,199,908

Selling, general and administrative expenses
                                                           7,037,000             (6,068,437)                 968,563
                                                   -----------------



Ms. Jennifer Hardy
October 15, 2008
Page 17



Income from operations before discontinued
operations                                                 3,254,000                                       2,231,345

Other income (expense)
  Investment income                                           11,000                (11,000)                       -
  Interest expense                                          (303,000)               303,000                        -
  Other expense                                             (261,000)               261,000                        -
                                                   -----------------                               -----------------
                                                            (553,000)                                              -

Income from continuing operations                          2,701,000                                       2,231,345

Loss from discontinued operations                           (195,000)               195,000                        -
                                                   -----------------                               -----------------

Net income                                         $       2,506,000                               $       2,231,345
                                                   =================                               =================


         The assets and liabilities not included in the carve-out financials were excluded based on the negotiated terms of the merger, which provides that only the operations of Vertex LP's Black Oil division and Refining and Marketing divisions are to be transferred to Vertex Nevada. The remaining assets of Vertex LP belong to the other divisions of Vertex LP which are not part of the merger, and include: Vertex Recovery, VRM, CMT, H&H Oil, and Crossroad Carriers.

         a. To eliminate the cash balance that is not related to the carved-out operations but to the businesses of Vertex LP that are not part of the merger.

         b. To eliminate the receivables that are not related to the carved-out operations but to the businesses of Vertex LP that are not part of the merger. The remaining receivables were all generated pursuant to Vertex LP's relationship with Omega.

         c. To eliminate the inventory that is not related to the carved-out operations but to the businesses of Vertex LP that are not part of the merger. The remaining inventory relates to the fulfillment of the Omega relationship.

         d. To eliminate the pre-paid expenses that are not related to the carved-out operations but to the businesses of Vertex LP that are not part of the merger. Most of the pre-paid expenses are comprised of insurance and marketing relating to the carved-out operations.

Ms. Jennifer Hardy
October 15, 2008
Page 18



         e. Other current assets consist of CD's held for Letters of Credit being posted and trade subscriptions, none of which relate to the carved-out operations.

         f. Property Plant and Equipment consist primarily of operational rolling stock such as tanks at a terminal facility, barge dock, route trucks, and long-haul transport trucks, none of which relate to the carved-out operations.

         g. Goodwill is related to the acquisition of a collection company through one of Vertex LP's subsidiaries

         h. Current liabilities include vendor and creditor obligations due from Vertex Energy LP.

         i. Long-term debt is related to bank financing for acquisitions as well as facility improvements, none of which relate to the carved-out operations.

         j. To eliminate that portion of Vertex LP's inventory that is not related to the carved-out operations.

37. Please confirm to us and clearly disclose, if true, that the financial statement provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on its behalf. If expenses have been allocated, please disclose the allocation method used for each material type of cost allocated and management's assertion that the methods used are reasonable. Refer to SAB Topic 1:B.1.

         COMPANY RESPONSE

         Vertex Nevada confirms to the Staff that the carve-out financial statements reflect all of the costs of doing business related to the carved-out operations, and that no other entities incur expenses on its behalf. Disclosure in this regard has been added to Note 1 to the carve-out financial statements. Additional disclosure has also been added to the financial statements and the MD&A section regarding the allocation of expenses from Vertex Nevada to other entities, and management's assertion that such allocations are reasonable.

38. Please disclose the reasons for omitting any historical corporate overhead, interest, or tax expense, as applicable, from the financial statements provided. If any of these amounts have been excluded, please disclose the historical amounts excluded by each type of expense.

Ms. Jennifer Hardy
October 15, 2008
Page 19


         COMPANY RESPONSE

         Vertex Nevada has informed us that it has not excluded any corporate overhead, interest or tax expenses from the carve-out financial statements and that accordingly, no additional disclosure is required in this regard. Corporate salaries, rent, and other general and administrative expenses have been allocated to the carved-out operations and are included in the carve-out financial statements. Interest expense has been allocated to the carved-out operations for interest charged on a line of credit that was outstanding during 2006 and 2005, the proceeds of which were used for the carved-out operations..

         Historically, when Vertex Energy, LP has advanced funds to related entities, there has been no inter-company interest expense charged. Accordingly, no interest expense for inter-company advances has been allocated to the carved-out operations.

         Because the carved-out operations are part of a flow-through entity for tax purposes, there is no historical income tax expense to be included in the carve-out financial statements. Note 2 to the pro forma financial information discloses the income tax expense that would have been allocated to the carved-out operations had the entity had not been a flow-through entity.

39. Please disclose why there are no long-term assets allocated to Vertex Energy, L.P. as well as how you are able to operate your business with no long-term assets. Given your apparent reliance on related parties and given that no assets have been allocated to Vertex Energy, L.P., please further explain in your disclosures what exactly is being acquired in the merger. It should be clear what the carve-out entity will be able to do on its own and what they will need help with from Vertex Energy, L.P. and others. You should provide these disclosures throughout the filing, including in the notes to the financial statements, the business section, the risk factors section, and MD&A.

         COMPANY RESPONSE

         There are no long-term physical assets being transferred to Vertex Nevada pursuant to the merger. The assets of Vertex Energy, LP being transferred are those of supplier/vendor contracts that are necessary for the ongoing business of Vertex Nevada, lease arrangements for storage tanks required for the Black Oil business, as well as a contract with a third party processing facility. Vertex Nevada operates like a trading organization and possesses trading systems for the procurement, tracking and management of feedstock and inventory. By controlling the relationships with suppliers it has not found it necessary to own and operate large amounts of fixed assets. The business model of Vertex Energy LP has traditionally been to operate, expand and build its business by partnering with other companies. The business systems and procedures that are in place, the management team and its relationships and industry experience are what provide value in

Ms. Jennifer Hardy
October 15, 2008
Page 20


         this transaction and the ongoing business. It is anticipated that the following transactions and relationships will continue following the merger, and are expected to include the following.

         Note 1 "Basis of Presentation and Nature of Operations" and Note 8 - "Subsequent Events" have been revised to disclose that Vertex Nevada is not acquiring any long-term assets at the closing of the merger and that it will enter into contracts with Mr. Cowart's related entities.

40. Please disclose whether Vertex Energy, L.P. and its affiliates have signed or will sign a non-compete agreement as part of the merger in which they will agree not to compete against the transferred business. If so, please disclose the term of the agreement. Please also supplementally provide us with the agreement if you determined it is not required to be provided as an exhibit.

         COMPANY RESPONSE

         Disclosure has been added to the Proxy Statement to clarify the non-compete provisions in Mr. Cowart's employment agreement. No other non-compete agreements are required as a condition to the merger.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INCOME TAXES, PAGE F-7

41. Please disclose which method was used to arrive at the pro forma income tax amounts. For example, please state if you used the separate return method. Refer to Question 3 of SAB Topic 1:B.1.

         COMPANY RESPONSE

         Because Vertex Energy LP is a flow-through entity for tax purposes, no historical income tax expense has been allocated to the carve-out financial statements. Disclosure has been added to Note 2 to the pro forma financial information regarding the amount of income tax expense that would have been incurred had Vertex Energy LP not been a flow through entity for tax purposes, and the method used to calculate the tax.

Ms. Jennifer Hardy
October 15, 2008
Page 21


NOTE 4. COMMITMENTS AND CONTINGENCIES, PAGE F-9

42. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. In addition, paragraph 5.n. of SPAS 13, as amended by SFAS 29, discusses how lease revenues that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be initially included in your minimum lease revenues. If, as we assume, each of these items is included in computing your minimum lease revenues and the minimum lease revenues are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment.

         COMPANY RESPONSE

         A policy describing how step rent provisions and escalation clauses and capital improvement funding and other lease concessions are accounted for has been added to Note 2.

43. Please include a description of any significant legal matters as well as any corresponding disclosures required by paragraphs 9 and 10 of SFAS 5.

         COMPANY RESPONSE

         There are no significant legal matters or contingencies affecting Vertex Nevada. Although there is litigation regarding Vertex Energy LP, Vertex Nevada believes that the possibility that such litigation will impact Vertex Nevada is remote. Accordingly. the disclosure in the carve-out financial statements regarding this litigation matter has been deleted.

NOTE 8. SUBSEQUENT EVENT, PAGE F-12

44. Please disclose whether the merger terms include the assignment of the agreement with the major re-refinery, which expires on September 30, 2008. Please also disclose if this agreement has been renewed. If so, disclose the new terms as well.

         COMPANY RESPONSE

         Disclosure has been added to the Proxy Statement as to whether the assignment of the agreement with the major refinery to Vertex Nevada is a condition to the closing of the merger as well as the status of the contract's renewal.

Ms. Jennifer Hardy
October 15, 2008
Page 22


UNAUDITED FINANCIAL STATEMENTS

45.      Please address the above comments, as applicable.

         COMPANY RESPONSE

         The above comments have also been addressed in the unaudited financial statements, as applicable.

VERTEX ENERGY, INC., PAGE F-21

FINANCIAL STATEMENTS

46. Please provide audited financial statements for this entity, or tell us how you determined they were not required. Refer to Rules 3-01(a), 3-02(a), and 3-04 of Regulation S-X.

         COMPANY RESPONSE

         The audited financial statements of Vertex Energy, Inc. as of June 30, 2008 and for the period from inception to June 30, 2008 have been included.

NOTES TO FINANCIAL STATEMENTS

NOTE 4, STOCK COMPENSATION. PAGE F-26

47. Please provide more detailed disclosures regarding each equity transaction during the period presented including, but not limited to, the following:

         o        The reason for the issuance;

         o        The consideration received by you, if any;

         o        The fair value of the securities issued;

         o        Number of options or shares granted;

         o        Exercise price;

         o        Fair value of common stock;

         o        Intrinsic value per option, if any;

Ms. Jennifer Hardy
October 15, 2008
Page 23


         o        The existence of any conversion or redemption features;

         o        Identify the parties, including any related parties; and

         o        The fair value and your basis for determining the fair value.
                  Please indicate whether the fair value was contemporaneous or retrospective.

Please also disclose the method used to estimate the fair value of any share-based payment arrangement awards as well as any significant assumptions used to estimate fair value. Refer to paragraph A240(e) of SPAS 123(R). Please provide similar disclosures for World Waste Technologies, Inc., as applicable.

         COMPANY RESPONSE

         The requested disclosure regarding each equity transaction has been made.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION, PAGE F-27

48. You disclose that pursuant to the terms of the merger, no assets or liabilities of Vertex Energy, LP that are reflected on its historical balance sheet (other than $1.6 million of indebtedness) will be transferred to Vertex Energy, Inc. You further state that all such assets and liabilities will remain with Vertex LP and will not be part of the combined company. Given that the assets and liabilities of these operations are not being transferred to Vertex Energy, Inc., it is unclear how you determined that a business is being transferred to Vertex Energy, Inc. as well as how Vertex Energy, Inc. will be able to continue these operations without the assets and liabilities related to these operations. Please clearly disclose throughout the filing.

         COMPANY RESPONSE

         Vertex Energy, LP believes that a business, as defined under EITF 98-3 par. 6, is being transferred to Vertex Nevada. Upon the closing of the merger, certain employees of Vertex Energy, L.P will become employees of Vertex Energy, Inc. Vertex Energy, Inc. will continue to utilize the processes and procedures developed by Vertex Energy, L.P. and will lease certain equipment, and contract with third parties and affiliated entities for the delivery of its products. Vertex Energy, Inc. will have all necessary rights and property to continue the collecting and recycling of black oil.

Ms. Jennifer Hardy
October 15, 2008
Page 24



         The operations of Vertex Nevada have been disclosed throughout the filing.

         Under the terms of the merger agreement, no assets or liabilities that are reflected on the historical balance sheet of Vertex Energy LP (other than $1.6 million of indebtedness) will be transferred to Vertex Energy, Inc. The financial statements of Vertex Energy, Inc., on a prospective basis, will include the operations of the businesses transferred. The revenue producing activities, employee base, market distribution system, customer base, and production techniques of Vertex Energy, Inc. are expected to remain in place and will not be significantly altered as a result of the merger. Disclosure in this regard has been added throughout the Proxy Statement.

49. Please help us better understand your accounting of the merger. In this regard, please address the following:

         o Please provide a comprehensive explanation as to how you determined who the accounting acquirer is per paragraphs 15 through 19 of SFAS 141. Please address each of the factors listed in paragraph 17 of SFAS 141. Your explanation should address your consideration of the cash that will need to be paid by World Waste Technologies, Inc. to Vertex Energy, Inc. as part of the merger agreement; and

         o        Your disclosures on pages 14 and 43 indicate that Benjamin P.
                  Cowart will control Vertex Energy, Inc. after the merger. It appears that this is due to his ownership of 100% of the Vertex Energy, Inc. Series B Preferred Stock, which entitles the holder to appoint four of the five directors. Your disclosures on page 101 indicate that the Series B Preferred Stock will automatically be redeemed upon the occurrence of certain events including if the shares of Vertex Energy, Inc. have been approved for listing on a national securities exchange. Tell us what consideration you gave to these terms in determining who the accounting acquirer is.

         COMPANY RESPONSE

         The merger will be accounted for as a reverse acquisition. Benjamin P. Cowart will hold the largest block of voting rights, will be entitled to elect four of the five members of the board of directors and will be the Chairman of the Board of Directors and the Chief Executive Officer. All directors and officers of World Waste will resign at the closing of the merger (although Mr. Pimentel will serve as a member of the board of directors of Vertex Nevada).

Ms. Jennifer Hardy
October 15, 2008
Page 25



         FAS 141 provides guidance on determining the acquiring entity in a business combination. FAS 141, par. 17 states in part that "In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. In some business combinations, the combined entity assumes the name of the acquired entity. Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered...." The paragraph then goes on to identify some of the factors that must be considered to identify the acquirer.

         The Staff has stated that the evaluation of the accounting acquirer should entail a qualitative and quantitative analysis of the factors that are specified in FAS 141, par. 17. The Staff cites several of the factors specified in FAS 141, and has added the following additional factors to be considered:

         - Relative voting rights: The group that retains or receives a larger portion of the voting interests in the combined entity and the size of the differential;

         - Composition of the board of directors: The ability to elect or appoint a voting majority of the entity's governing body initially and whether the composition of the board is subject to change within a short period of time; and

         - Composition of the combined entity's senior management: The number of executive positions, the roles and responsibilities associated with each position, and the existence and terms of any employment contracts. The Staff has indicated that registrants should give consideration to the seniority of these positions, noting that more senior positions would be given more weight than the actual number of senior management positions.

         As stated above, Mr. Cowart will have the right to elect four of the five directors. Mr. Cowart will also have the largest single voting block of shares, with approximately a 40% ownership interest. Although the existing World Waste shareholders will hold approximately 55% of the shares, no such shareholder will hold more than 5%. The parties are not aware of any voting agreements that will extend beyond the closing of the merger, and senior management of Vertex Nevada is expected to be comprised exclusively of existing Vertex LP employees.

Ms. Jennifer Hardy
October 15, 2008
Page 26



         Pursuant to the merger, World Waste will be required to pay certain Vertex Nevada shareholders a total of $4.4 million in cash, to have at least $5.0 million in cash and cash equivalents on hand, and to have no liabilities other than up to $2.4 million of permitted indebtedness. Except for cash and for certain project development opportunities, at the closing of the merger World Waste will not to have any non-diminimus assets.

         Based on the above factors, the parties believe that the merger is substantially a capital transaction for Vertex Energy, Inc. and is properly accounted for as a reverse acquisition.

50. You disclose throughout the filing that in lieu of obtaining shares of Vertex Nevada stock in the merger, a shareholder of World Waste Technologies, Inc., who exercises his or her dissenters' rights in accordance with California law will be entitled to receive a cash payment equal to the fair market value of the shareholder's stock as of May 19, 2008. Please tell us whether it is possible to estimate the number of shareholders or if there is a minimum or maximum number of shareholders that must exercise these rights in order for it to take effect. Please also tell us what consideration you gave as to whether to reflect or disclose the payments associated with these rights in your pro forma financial information.

         COMPANY RESPONSE

         World Waste has informed us that it is unable to estimate the number of shareholders who may elect to exercise dissenters' rights, and that there is no minimum or maximum number of shareholders that must exercise these rights in order for the merger to take effect. Because the parties cannot reasonably estimate the amount, if any, that these payments will be, they have concluded that it would not be appropriate to report any amount in the pro forma financial information. Disclosure as to a potential loss contingency relating to these payments, however, had been added to the footnotes to the pro forma financial statements.

Ms. Jennifer Hardy
October 15, 2008
Page 27


51. Please disclose the nature and terms of any contractual agreements, including management or cost sharing agreements, which will be in place subsequent to the merger. Please give pro forma effect to these arrangements in your pro forma financial statements, if applicable. For example, on pages 45 and 46 you discuss certain employment agreements, a sublease agreement, and an equipment purchase agreement that will be in place.

         COMPANY RESPONSE

         The pro forma financial statements already give pro forma effect to the contractual agreements that are expected to be in place subsequent to the merger.

52. On page 11, you disclose that each option and warrant to acquire shares of World Waste Technologies, Inc. outstanding immediately prior to the merger will be assumed by Vertex Nevada in the merger and become an option or warrant to acquire the equivalent number of shares of Vertex Nevada common stock. In addition, pursuant to the merger, certain shareholders of Vertex Nevada immediately prior to the merger will be issued options and warrants of Vertex Nevada with generally the same terms and conditions as the options and warrants being assumed by Vertex Nevada in the merger. Please disclose what consideration you gave to paragraph 53 of SFAS 123(R) in accounting for the exchange of the World Waste Technologies, Inc. options. Please disclose whether or not the original options were vested and whether the new options will be vested. Please also disclose how you will account for the new options or warrants subsequent to the merger as well as what consideration you gave to reflecting the accounting for the new options or warrants in your pro forma financial information.

         COMPANY RESPONSE

         The requested disclosures have been made.

53. You also disclose on page 11 that immediately upon closing of the merger, existing Vertex Nevada shareholders will hold 40% of the total number of outstanding options and warrants of Vertex Nevada (exclusive of warrants to purchase shares with a nominal exercise price and exclusive of up to 6,000,000 outstanding options which will be held by Vertex Nevada's employees, directors, and consultants at the time of the merger). It is not clear what the warrants with a nominal exercise price are being excluded from and why. Please clarify. Please also disclose the number of warrants with nominal exercise prices as well as how you are accounting for these warrants, including how you are reflecting these warrants in your determination of earnings per share amounts. Also disclose if you have included these warrants in your determination of outstanding shares of common stock disclosed throughout the filing.

Ms. Jennifer Hardy
October 15, 2008
Page 28


         COMPANY RESPONSE

         Disclosure has been added to the Proxy Statement to clarify what warrants with a nominal exercise price are being excluded from and why, the number of warrants with nominal exercise prices, how the parties are accounting for these warrants, including how they are reflecting these warrants in the determination of earnings per share amounts, and if these warrants have been included in the determination of outstanding shares of common stock disclosed throughout the Proxy Statement.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET, PAGE F-29

54. Please provide a breakdown of the components of the adjustment to cash. You should specifically disclose how you arrived at each adjustment amount, including any estimates or assumption used to arrive at the amounts. For example, it appears that you are assuming proceeds of $564,000 from the sale of assets classified as held for sale. Please disclose your basis for assuming this proceeds amount.

         COMPANY RESPONSE

         The disclosure has been revised to provide a breakdown of the components of the adjustment to cash and as to how each adjustment amount was arrived at, including any estimates or assumptions used to arrive at the amounts.

55. Please disclose your basis for eliminating the prepaid expenses, accounts payable, and other current liabilities of World Waste Technologies, Inc. in arriving at your pro forma balance sheet.

         COMPANY RESPONSE

         The basis for eliminating the prepaid expenses, accounts payable, and other current liabilities of World Waste in arriving at the pro forma balance sheet has been disclosed.

Ms. Jennifer Hardy
October 15, 2008
Page 29


56. You disclose on page 101 that the Vertex Nevada Series B Preferred Stock will be automatically redeemed upon the occurrence of certain events including the five-year anniversary of the closing of the merger. In light of this, please tell us what consideration you gave to EITF Topic D-98 and SFAS 150 in determining that it was appropriate to classify the preferred stock as permanent equity on your pro forma balance sheet.

         COMPANY RESPONSE

         The Series B preferred stock has been reclassified based on Rule 5-02.28 of Regulation S-X that provides for preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. Although the rule specifically describes and discusses preferred securities, the SEC has noted that it believes that Rule 5-02.28 of Regulation S-X also provides analogous guidance for other equity instruments including, for example, common stock derivatives. As noted in Accounting Series Release No. 268 (ASR 268), the SEC reasoned that "[t]here is a significant difference between a security with mandatory redemption requirements or whose redemption is outside the control of the issuer and conventional equity capital. The Commission believes that it is necessary to highlight the future cash obligations attached to this type of security so as to distinguish it from permanent capital." The Series B preferred is redeemable at a fixed price at the end of 5 years at par value and upon Vertex Energy, Inc. becoming listed on a national exchange. Both of these events are outside the control of the company. EITF Topic D-98 and SFAS 150 appear to confirm a liability classification.

57. Please present the pro forma shares authorized, issued, and outstanding on the face of your pro forma balance sheet for each security type.

         COMPANY RESPONSE

         The pro forma shares authorized, issued, and outstanding have been disclosed on the face of the pro forma balance sheet for each security type.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS, PAGE F-30

58. Please also provide a pro forma statement of operations for the year ended December 31, 2007. Refer to Rule 11 -02(c)(2)(i) of Regulation S-X.

Ms. Jennifer Hardy
October 15, 2008
Page 30


         COMPANY RESPONSE

         A pro forma statement of operations for the year ended December 31, 2007 has been added.

59. Please disclose how you determined it was appropriate to eliminate the operating results of World Waste Technologies, inc. in arriving at your pro forma statement of operations. Specifically, please explain how you determined that the combined entity will not incur each of these expenses.

         COMPANY RESPONSE

         The operating results of World Waste have been included in the pro forma statements of operations.

60. Please present historical and pro forma basic and diluted earnings per share on the face of your pro forma income statements. Refer to Rule 11-02(b)(7) of Regulation S-X. Please provide a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS, if necessary, in a note to the pro forma financial statements. Please also disclose any shares not included for anti-dilution reasons.

         COMPANY RESPONSE

         The requested disclosures have been added.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS, PAGE F-31

61. Please show precisely how you arrived at each adjustment amount in a note to the pro forma financial information. This note should include a discussion of any significant assumptions and estimates used to arrive at these amounts.

         COMPANY RESPONSE

         The pro forma financial statements have been revised to show precisely each adjustment was arrived at.

62. The description of adjustment (g) states that you are eliminating the additional paid-in capital of World Waste Technologies. Inc. Please disclose why this elimination amount is not equal to the additional paid-in capital balance of World Waste Technologies, Inc.

Ms. Jennifer Hardy
October 15, 2008
Page 31



        COMPANY RESPONSE

         Additional disclosure has been added in response to this comment.

63. Please tell us what consideration you gave as to whether you should reflect tax expense on your pro forma statements of operations. If you determine it should be presented, please disclose how you computed the amount of the adjustment to your income taxes, including your assumed tax rate.

         COMPANY RESPONSE

         Disclosure has been added to note that the historical pro forma results contain no tax provision, as they reflect the combination of World Waste's substantial net operating losses, for which a tax benefit was not deemed realizable, and Vertex LP's a partnership structure, where the associated income or loss passed directly through to the partners. The carved-out entity was part of a partnership, thus, there is no historical income tax expense were allocated to the carved-out financial statements. There was no tax expense for World Waste as it incurred net operating losses for the periods presented.

APPENDIX F-FINANCIAL ADVISOR OPINION

64. Please revise or delete the statement on page F-2 that the opinion "is for the exclusive use of the Special Committee. . . and may not be used for any other purpose without our prior written consent" since shareholders are entitled to rely on the opinion.

         COMPANY RESPONSE

         The statement has been deleted.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

GENERAL

65. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

         COMPANY RESPONSE

         Noted.

Ms. Jennifer Hardy
October 15, 2008
Page 32


FINANCIAL STATEMENTS

GENERAL

66. Please display comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Please refer to paragraphs 22 through 25 of SFAS 130.

         COMPANY RESPONSE

         In future filings, World Waste's comprehensive income and its components will be disclosed in a financial statement of equal prominence as the other financial statements. Such disclosure has been added to the World Waste financial statements included in the Proxy Statement.

CONSOLIDATED STATEMENTS OF INCOME (LOSS), PAGE 26

67. Your disclosures on page 19 state that all cash received for tip fees and the sale of recyclables was netted against research and development costs. Please tell us the amount of each of these income amounts which were netted against research and development costs for each period presented as well as how you determined this presentation was appropriate.

         COMPANY RESPONSE

         On behalf of World Waste, we advise the Staff on a supplemental basis as follows: In January 2007, World Waste decided not to make the capital improvements to its Anaheim facility's wetlap process that it considered necessary in order for it to operate the plant profitably. Beginning in January 2007, World Waste began to operate the Anaheim facility solely for research and development purposes. Consequently, World Waste did not recognize any revenue during 2007 with respect to the $27,865 it received for tip fees and the sale of recyclables. These cash receipts (comprising approximately 1% of total research and development costs for the period) were netted against research and development costs because they constituted an expense offset, rather than a revenue producing activity. Accordingly, World Waste believes that its presentation of these amounts was appropriate.

EXHIBITS 31.1 AND 31.2

68. Your certifications omit the internal control over financial reporting language from the introductory portion of paragraph 4 as well as paragraph 4(b) of the certifications. Please file an amendment to your

Ms. Jennifer Hardy
October 15, 2008
Page 33


         Form 10-K to include certifications that do not exclude the introductory portion of paragraph 4 as well as paragraph 4(b). Please note that the Form 10-K/A can solely include the cover page, explanatory note, signature page, and Items 1, 2, 4, and 5 of the certifications. Please ensure that the revised certifications refer to the Form 10-K/A and are currently dated. Refer to Section 246.13 of the Division of Corporation Finance -Compliance and Disclosure Interpretations of Regulation S-K, which can be found at HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/GUIDANCE/REGS-KINTERP.HTM.

         COMPANY RESPONSE

         A Form 10-K/A with the proper certifications will be filed.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

GENERAL

69. Please address the above comments in your interim filings as well.

         COMPANY RESPONSE

         The above comments will also be addressed in World Waste's interim filings.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 16


RESULTS OF OPERATIONS, PAGE 23

70. Your presentation of "cash burn" rate represents a non-GAAP financial measure. Please provide the disclosures required by Item 10(e) of Regulation S-K if you continue to present this measure.

         COMPANY RESPONSE

         The presentations of "cash burn" are not included in the Proxy Statement. The disclosures required by Item 10(e) of Regulation S-K will be included in future filings if and to the extent World Waste continues to present "cash burn."

                                      * * *

         Attached to this letter is an acknowledgment from World Waste regarding its responsibilities in connection with the Proxy Statement.

         In addition to effecting the changes discussed above, World Waste has made various other changes and has endeavored to update the information in the Proxy Statement.

Ms. Jennifer Hardy
October 15, 2008
Page 34




         Please direct questions regarding this response letter to the undersigned at 310-789-1255.

                                                     Very truly yours,


                                                     /s/ Lawrence P. Schnapp

LPS/wp

In connection with the attached response letter, World Waste Technologies, Inc. ("World Waste") hereby acknowledges to the Staff that:

1. World Waste is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. World Waste may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



WORLD WASTE TECHNOLOGIES, INC.

By: /s/ John Pimentel
    ---------------------------
    John Pimentel
    Chief Executive Officer